Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement of Electro-Optical Sciences, Inc. (the “Company”) on Form S-8, to be filed on or about August 12, 2009, of our reports dated February 26, 2009 with respect to our audits of the balance sheets of Electro-Optical Sciences, Inc. as of December 31, 2007 and 2008, and the related statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our audit of the Company’s internal control over financial reporting as of December 31, 2008, included in the December 31, 2008 annual report on Form 10-K of Electro-Optical Sciences, Inc.

/s/ Eisner LLP
Eisner LLP

New York, New York
August 12, 2009